Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399


05006360

4 March 2005


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

SUPPL

Ladies and Gentlemen

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of a terms announcement in respect of the acquisition by Remgro of an additional interest in British American Tobacco Plc.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

M Lubbe
Company Secretary

PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

3/15

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

4 March 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of a terms announcement in respect of the acquisition by Remgro of an additional interest in British American Tobacco Plc.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely



M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

(Reg No 1968/006415/06)

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
Registration number 1968/006415/06
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the acquisition by Remgro of an additional interest in British American Tobacco Plc ("BAT") ("the acquisition")

1. INTRODUCTION

Shareholders are advised that Remgro has reached agreement with R&R Holdings S.A. ("R&R") and Compagnie Financière Richemont S.A. ("Richemont") to effectively acquire an additional 0.6% interest in the issued share capital of BAT. In terms of the JSE Securities Exchange South Africa ("JSE") Listings Requirements this is a small related party transaction. The terms of the acquisition are set out below.

2. RATIONALE FOR THE ACQUISITION

As a result of the conversion and sale during 2004, of BAT preference shares held by R&R Remgro's effective interest in BAT has diluted to below 10%. It has been Remgro's intention to maintain an effective interest in BAT in excess of 10%. This acquisition achieves that goal by increasing Remgro's effective interest in BAT to 10.01%.

3. TERMS OF THE ACQUISITION

3.1 Acquisition consideration and mechanism

Remgro will subscribe for 19 281 686 participation securities in R&R ("the participation securities"). The participation securities acquired by Remgro will entitle it to all the rewards and risks of directly owning ordinary shares in BAT. The participation securities can be redeemed by R&R either by delivery of the appropriate number of BAT ordinary shares on a one-for-one basis, or by the payment by R&R to the holder of the proceeds from the disposal of the appropriate number of BAT ordinary shares.

The net effect is that Remgro will increase its effective stake in BAT by 12 854 457 shares at an effective acquisition consideration of £124.9 million, excluding transaction costs, which will be settled from existing cash resources.

This acquisition will not affect the total number of BAT shares held by R&R.

3.2 Capital structure

The joint holding structure in respect of BAT, before and after the transaction, is as follows:



Before
Richemont
Remgro
66.67%
33.33%
R&R
28.23%
604 336 628 BAT ordinary shares
BAT
After
Richemont
Remgro
66.67%
19 281 686 participation securities
33.33%
R&R
28.23%
604 336 628 BAT ordinary shares
BAT

3.3 Effective date

The effective date of the acquisition is 28 February 2005 and the transaction is expected to be implemented by no later than 4 March 2005.

4. DESCRIPTION OF BAT

BAT is the world's second largest listed tobacco group. BAT has more than 300 brands in its portfolio, holds robust market positions in each of its regions and has leadership in more than 50 of the 180 markets where they do business. BAT, including associated companies, employs more than 85 000 people worldwide.

5. FINANCIAL EFFECTS ON REMGRO

The *pro forma* financial effects on Remgro of the acquisition are not significant (below 3%) and are therefore not provided.

6. INDEPENDENT EXPERT'S OPINION

Remgro has appointed Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") as the independent professional expert in accordance with paragraph 10.7(b) of the JSE Listings Requirements. RMB has provided the independent sub-committee of the board of Remgro with an opinion that the acquisition is both fair and reasonable to the shareholders of Remgro. The fair and reasonable statement will be open to inspection at the Remgro office for a period of 28 days from the date of this announcement.

Remgro Limited
Stellenbosch
4 March 2005



RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Independent advisor and sponsor to Remgro

INCE

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
Registration number 1968/006415/06
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the acquisition by Remgro of an additional interest in British American Tobacco Plc ("BAT") ("the acquisition")

1. INTRODUCTION

Shareholders are advised that Remgro has reached agreement with R&R Holdings S.A. ("R&R") and Compagnie Financière Richemont S.A. ("Richemont") to effectively acquire an additional 0.6% interest in the issued share capital of BAT. In terms of the JSE Securities Exchange South Africa ("JSE") Listings Requirements this is a small related party transaction. The terms of the acquisition are set out below.

2. RATIONALE FOR THE ACQUISITION

As a result of the conversion and sale during 2004, of BAT preference shares held by R&R Remgro's effective interest in BAT has diluted to below 10%. It has been Remgro's intention to maintain an effective interest in BAT in excess of 10%. This acquisition achieves that goal by increasing Remgro's effective interest in BAT to 10.01%.

3. TERMS OF THE ACQUISITION

3.1 Acquisition consideration and mechanism

Remgro will subscribe for 19 281 686 participation securities in R&R ("the participation securities"). The participation securities acquired by Remgro will entitle it to all the rewards and risks of directly owning ordinary shares in BAT. The participation securities can be redeemed by R&R either by delivery of the appropriate number of BAT ordinary shares on a one-for-one basis, or by the payment by R&R to the holder of the proceeds from the disposal of the appropriate number of BAT ordinary shares.

The net effect is that Remgro will increase its effective stake in BAT by 12 854 457 shares at an effective acquisition consideration of £124.9 million, excluding transaction costs, which will be settled from existing cash resources.

This acquisition will not affect the total number of BAT shares held by R&R.

3.2 Capital structure

The joint holding structure in respect of BAT, before and after the transaction, is as follows:



Before
After
Richemont
Remgro
66.67%
33.33%
R&R
28.23%
604 336 628 BAT ordinary shares
BAT
19 281 686 participation securities

3.3 Effective date

The effective date of the acquisition is 28 February 2005 and the transaction is expected to be implemented by no later than 4 March 2005.

4. DESCRIPTION OF BAT

BAT is the world's second largest listed tobacco group. BAT has more than 300 brands in its portfolio, holds robust market positions in each of its regions and has leadership in more than 50 of the 180 markets where they do business. BAT, including associated companies, employs more than 85 000 people worldwide.

5. FINANCIAL EFFECTS ON REMGRO

The *pro forma* financial effects on Remgro of the acquisition are not significant (below 3%) and are therefore not provided.

6. INDEPENDENT EXPERT'S OPINION

Remgro has appointed Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") as the independent professional expert in accordance with paragraph 10.7(b) of the JSE Listings Requirements. RMB has provided the independent sub-committee of the board of Remgro with an opinion that the acquisition is both fair and reasonable to the shareholders of Remgro. The fair and reasonable statement will be open to inspection at the Remgro office for a period of 28 days from the date of this announcement.

Remgro Limited
Stellenbosch
4 March 2005



RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Independent advisor and sponsor to Remgro

Ixcc

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
Registration number 1968/006415/06
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the acquisition by Remgro of an additional interest in British American Tobacco Plc ("BAT") ("the acquisition")

1. INTRODUCTION

Shareholders are advised that Remgro has reached agreement with R&R Holdings S.A. ("R&R") and Compagnie Financière Richemont S.A. ("Richemont") to effectively acquire an additional 0.6% interest in the issued share capital of BAT. In terms of the JSE Securities Exchange South Africa ("JSE") Listings Requirements this is a small related party transaction. The terms of the acquisition are set out below.

2. RATIONALE FOR THE ACQUISITION

As a result of the conversion and sale during 2004, of BAT preference shares held by R&R Remgro's effective interest in BAT has diluted to below 10%. It has been Remgro's intention to maintain an effective interest in BAT in excess of 10%. This acquisition achieves that goal by increasing Remgro's effective interest in BAT to 10.01%.

3. TERMS OF THE ACQUISITION

3.1 Acquisition consideration and mechanism

Remgro will subscribe for 19 281 686 participation securities in R&R ("the participation securities"). The participation securities acquired by Remgro will entitle it to all the rewards and risks of directly owning ordinary shares in BAT. The participation securities can be redeemed by R&R either by delivery of the appropriate number of BAT ordinary shares on a one-for-one basis, or by the payment by R&R to the holder of the proceeds from the disposal of the appropriate number of BAT ordinary shares.

The net effect is that Remgro will increase its effective stake in BAT by 12 854 457 shares at an effective acquisition consideration of £124.9 million, excluding transaction costs, which will be settled from existing cash resources.

This acquisition will not affect the total number of BAT shares held by R&R.

3.2 Capital structure

The joint holding structure in respect of BAT, before and after the transaction, is as follows:



Before
Richemont
Remgro
66.67%
33.33%
R&R
28.23%
604 336 628 BAT ordinary shares
BAT
After
Richemont
Remgro
19 281 686 participation securities
66.67%
33.33%
R&R
28.23%
604 336 628 BAT ordinary shares
BAT

3.3 Effective date

The effective date of the acquisition is 28 February 2005 and the transaction is expected to be implemented by no later than 4 March 2005.

4. DESCRIPTION OF BAT

BAT is the world's second largest listed tobacco group. BAT has more than 300 brands in its portfolio, holds robust market positions in each of its regions and has leadership in more than 50 of the 180 markets where they do business. BAT, including associated companies, employs more than 85 000 people worldwide.

5. FINANCIAL EFFECTS ON REMGRO

The *pro forma* financial effects on Remgro of the acquisition are not significant (below 3%) and are therefore not provided.

6. INDEPENDENT EXPERT'S OPINION

Remgro has appointed Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") as the independent professional expert in accordance with paragraph 10.7(b) of the JSE Listings Requirements. RMB has provided the independent sub-committee of the board of Remgro with an opinion that the acquisition is both fair and reasonable to the shareholders of Remgro. The fair and reasonable statement will be open to inspection at the Remgro office for a period of 28 days from the date of this announcement.

Remgro Limited
Stellenbosch
4 March 2005



RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Independent advisor and sponsor to Remgro

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
Registration number 1968/006415/06
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the acquisition by Remgro of an additional interest in British American Tobacco Plc ("BAT") ("the acquisition")

1. INTRODUCTION

Shareholders are advised that Remgro has reached agreement with R&R Holdings S.A. ("R&R") and Compagnie Financière Richemont S.A. ("Richemont") to effectively acquire an additional 0.6% interest in the issued share capital of BAT. In terms of the JSE Securities Exchange South Africa ("JSE") Listings Requirements this is a small related party transaction. The terms of the acquisition are set out below.

2. RATIONALE FOR THE ACQUISITION

As a result of the conversion and sale during 2004, of BAT preference shares held by R&R Remgro's effective interest in BAT has diluted to below 10%. It has been Remgro's intention to maintain an effective interest in BAT in excess of 10%. This acquisition achieves that goal by increasing Remgro's effective interest in BAT to 10.01%.

3. TERMS OF THE ACQUISITION

3.1 Acquisition consideration and mechanism

Remgro will subscribe for 19 281 686 participation securities in R&R ("the participation securities"). The participation securities acquired by Remgro will entitle it to all the rewards and risks of directly owning ordinary shares in BAT. The participation securities can be redeemed by R&R either by delivery of the appropriate number of BAT ordinary shares on a one-for-one basis, or by the payment by R&R to the holder of the proceeds from the disposal of the appropriate number of BAT ordinary shares.

The net effect is that Remgro will increase its effective stake in BAT by 12 854 457 shares at an effective acquisition consideration of £124.9 million, excluding transaction costs, which will be settled from existing cash resources.

This acquisition will not affect the total number of BAT shares held by R&R.

3.2 Capital structure

The joint holding structure in respect of BAT, before and after the transaction, is as follows:


Before
Richemont
Remgro
66.67%
33.33%
R&R
28.23%
604 336 628 BAT ordinary shares
BAT
After
Richemont
Remgro
19 281 686 participation securities
66.67%
33.33%
R&R
28.23%
604 336 628 BAT ordinary shares
BAT

3.3 Effective date

The effective date of the acquisition is 28 February 2005 and the transaction is expected to be implemented by no later than 4 March 2005.

4. DESCRIPTION OF BAT

BAT is the world's second largest listed tobacco group. BAT has more than 300 brands in its portfolio, holds robust market positions in each of its regions and has leadership in more than 50 of the 180 markets where they do business. BAT, including associated companies, employs more than 85 000 people worldwide.

5. FINANCIAL EFFECTS ON REMGRO

The *pro forma* financial effects on Remgro of the acquisition are not significant (below 3%) and are therefore not provided.

6. INDEPENDENT EXPERT'S OPINION

Remgro has appointed Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") as the independent professional expert in accordance with paragraph 10.7(b) of the JSE Listings Requirements. RMB has provided the independent sub-committee of the board of Remgro with an opinion that the acquisition is both fair and reasonable to the shareholders of Remgro. The fair and reasonable statement will be open to inspection at the Remgro office for a period of 28 days from the date of this announcement.

Remgro Limited
Stellenbosch
4 March 2005



RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Independent advisor and sponsor to Remgro

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
Registration number 1968/006415/06
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the acquisition by Remgro of an additional interest in British American Tobacco Plc ("BAT") ("the acquisition")

1. INTRODUCTION

Shareholders are advised that Remgro has reached agreement with R&R Holdings S.A. ("R&R") and Compagnie Financière Richemont S.A. ("Richemont") to effectively acquire an additional 0.6% interest in the issued share capital of BAT. In terms of the JSE Securities Exchange South Africa ("JSE") Listings Requirements this is a small related party transaction. The terms of the acquisition are set out below.

2. RATIONALE FOR THE ACQUISITION

As a result of the conversion and sale during 2004, of BAT preference shares held by R&R Remgro's effective interest in BAT has diluted to below 10%. It has been Remgro's intention to maintain an effective interest in BAT in excess of 10%. This acquisition achieves that goal by increasing Remgro's effective interest in BAT to 10.01%.

3. TERMS OF THE ACQUISITION

3.1 Acquisition consideration and mechanism

Remgro will subscribe for 19 281 686 participation securities in R&R ("the participation securities"). The participation securities acquired by Remgro will entitle it to all the rewards and risks of directly owning ordinary shares in BAT. The participation securities can be redeemed by R&R either by delivery of the appropriate number of BAT ordinary shares on a one-for-one basis, or by the payment by R&R to the holder of the proceeds from the disposal of the appropriate number of BAT ordinary shares.

The net effect is that Remgro will increase its effective stake in BAT by 12 654 457 shares at an effective acquisition consideration of £124.9 million, excluding transaction costs, which will be settled from existing cash resources.

This acquisition will not affect the total number of BAT shares held by R&R.

3.2 Capital structure

The joint holding structure in respect of BAT, before and after the transaction, is as follows:



Before
Richemont
Remgro
66.67%
33.33%
R&R
28.23%
604 336 628 BAT ordinary shares
BAT
After
Richemont
Remgro
19 281 686 participation securities
66.67%
33.33%
R&R
28.23%
604 336 628 BAT ordinary shares
BAT

3.3 Effective date

The effective date of the acquisition is 28 February 2005 and the transaction is expected to be implemented by no later than 4 March 2005.

4. DESCRIPTION OF BAT

BAT is the world's second largest listed tobacco group. BAT has more than 300 brands in its portfolio, holds robust market positions in each of its regions and has leadership in more than 50 of the 180 markets where they do business. BAT, including associated companies, employs more than 85 000 people worldwide.

5. FINANCIAL EFFECTS ON REMGRO

The *pro forma* financial effects on Remgro of the acquisition are not significant (below 3%) and are therefore not provided.

6. INDEPENDENT EXPERT'S OPINION

Remgro has appointed Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") as the independent professional expert in accordance with paragraph 10.7(b) of the JSE Listings Requirements. RMB has provided the independent sub-committee of the board of Remgro with an opinion that the acquisition is both fair and reasonable to the shareholders of Remgro. The fair and reasonable statement will be open to inspection at the Remgro office for a period of 28 days from the date of this announcement.

Remgro Limited
Stellenbosch
4 March 2005



RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Independent advisor and sponsor to Remgro

Ince